                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          E.W. BLANCH HOLDINGS, INC.
                      ----------------------------------
                      (Name of Subject Company (Issuer))

                      E.W. BLANCH ACQUISITION CORPORATION
                           BENFIELD GREIG GROUP PLC
                     ------------------------------------
                     (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR
                        PARTICIPATING PREFERRED STOCK)
           --------------------------------------------------------
                         (Title of Class of Securities)

                                   093210102
                     -------------------------------------
                     (Cusip Number of Class of Securities)

                                TIM BURTON, ESQ.
                               COMPANY SECRETARY
                            BENFIELD GREIG GROUP PLC
                                 55 BISHOPSGATE
                                LONDON EC2N 3BD
                                 UNITED KINGDOM
                          TELEPHONE: (44-20) 7578 7000
      -------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                            NICHOLAS F. POTTER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 909-6000

                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION                         AMOUNT OF FILING FEE
       NA per General Instruction D                  NA per General Instruction D

     [ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 240.0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: ..............................................  N/A
Form or Registration No.: ............................................  N/A
Filing Party: ........................................................  N/A
Date Filed: ..........................................................  N/A

     [X] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
     [ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
     [ ]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
     [ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                 PRESS RELEASE
                                 -------------

LONDON and DALLAS, April 16 /PRNewswire/ -- Benfield Greig Group plc, the leading U.K. based independent reinsurance intermediary, and E.W. Blanch Holdings, Inc. (NYSE: EWB - news), a leading U.S. provider of integrated risk management and distribution services, announced today that they have entered into a merger agreement under which Benfield Greig will acquire all of the outstanding shares of E.W. Blanch for USD 13.50 per share in cash, or approximately USD 179 million (GBP 123 million). The boards of directors of both companies unanimously approved the transaction.

The combined company will be the third largest reinsurance broker in the world with pro forma revenues of USD 410 million (GBP 284 million) in 2000. The new group will be the largest privately owned reinsurance intermediary in the world and will have a global presence with more than 30 offices worldwide and over 1,700 employees. Following the merger, the combined group's U.S. operations will be renamed Benfield Blanch.

John Coldman, Chairman of Benfield Greig, said: "We are delighted to announce the merger of Benfield and Blanch which represents another major step forward for our group. Benfield and Blanch are truly compatible businesses and are both highly innovative, client focused and driven organizations. The new group will be a powerful competitor in all of the key global reinsurance centers and the merger represents an exciting development for our industry."

Grahame Chilton, Group Chief Executive of Benfield Greig, also commented: "We welcome Blanch's people to our team and look forward to working with them to ensure a successful merger of these two leading franchises. This is an exciting time for the reinsurance industry, especially in the rapidly changing U.S. market. The addition of Blanch's leading U.S. market position to Benfield Greig's existing premier international platform will create the only true independent global reinsurance force."

Chris Walker, Chairman and Chief Executive Officer of E.W. Blanch, said, "We believe that Benfield Greig is an excellent partner for us. Our board conducted an extensive process examining our options and determined that this transaction best meets our goal of delivering value to our shareholders. Our clients will be well served by the complementary nature of our products and geographic scope. We look forward to working with the Benfield Greig team to ensure a rapid and seamless integration of our companies."

Under the terms of the merger agreement, a wholly owned subsidiary of Benfield Greig will commence a tender offer for all outstanding shares of E.W. Blanch at the purchase price of USD 13.50 per share in cash within 10 business days. The tender offer is scheduled to expire 20 business days after commencement unless extended, and is subject to financing and other customary terms and conditions including receipt of all antitrust and other regulatory approvals. Following the completion of the tender offer, Benfield Greig will acquire any remaining publicly held shares of E.W. Blanch at the offer price of USD 13.50 through a merger transaction.

The approval of certain resolutions by Benfield Greig shareholders representing not less than 75% of Benfield Greig's issued share capital is required for the proposed transaction to proceed. Shareholders representing over 50% of the issued share capital of Benfield Greig have already indicated their intention to enter into irrevocable agreements to vote in favor of these resolutions.

Lexicon Partners and Bear, Stearns & Co. Inc. acted as financial advisors to Benfield Greig. Lazard acted as financial advisor to E.W. Blanch. Debevoise & Plimpton, Salans Hertzfeld Heilbronn Christy & Viener and Ashurst Morris Crisp acted as legal advisors to Benfield Greig. Fried, Frank, Harris, Shriver & Jacobson acted as legal advisor to E.W. Blanch.

About Benfield Greig

Benfield Greig was formed in 1997 following the merger of Benfield Group plc and Greig Fester Group Limited and is one of the world's leading international reinsurance intermediary and risk advisory groups.

Benfield Greig is an independent group, being privately owned and majority controlled by its management and employees. Also included amongst its shareholders are a number of the world's leading insurers and reinsurers.

For the year ended December 31, 2000, Benfield Greig achieved preliminary unaudited total revenue of USD 202.2 million (GBP 139.8 million) and pre-tax profit (excluding exceptional items) of USD 54.5 million (GBP 37.7 million).

About E.W. Blanch

E.W. Blanch is a leading provider of integrated risk management and distribution services, including reinsurance intermediary services, risk management consulting and administration services and primary distribution services. E.W. Blanch is headquartered in Dallas, Texas with branch offices throughout the U.S. and strategic locations in Europe and Latin America.

For the year ended December 31, 2000, E.W. Blanch generated revenue of USD 208.2 million (GBP 144.0 million) and reported a pre-tax loss excluding the fourth quarter restructuring charge of USD 3.8 million (GBP 2.6 million).

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

Lexicon Partners Limited and Bear, Stearns & Co. Inc. which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Benfield Greig Group plc in connection with the merger and for no one else and will not be responsible to anyone other than Benfield Greig Group plc for providing the protections afforded to customers of Lexicon Partners Limited and Bear, Stearns & Co. Inc. or for providing advice in relation to the merger.

This announcement has been approved by Lexicon Partners Limited and Bear, Stearns & Co. Inc. for the purposes of Section 57 of the Financial Services Act 1986.

This announcement does not constitute an offer or invitation to purchase any securities. Any such offer will only be made in documents to be published in due course and any such purchase should be made solely on the basis of information contained in those documents.

Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties, many of which are outside the control of E.W. Blanch Holdings, Inc. and, accordingly, actual results may differ materially. E.W. Blanch Holdings, Inc.'s Form 10-K filed with the SEC includes a discussion of these risk factors and is incorporated herein by reference.

THE TENDER OFFER WILL BE MADE ONLY THROUGH DEFINITIVE TENDER OFFER DOCUMENTS, WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND MAILED TO THE STOCKHOLDERS OF E.W. BLANCH HOLDINGS, INC. E.W. BLANCH HOLDINGS, INC. STOCKHOLDERS SHOULD READ THE TENDER OFFER DOCUMENTS CAREFULLY WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. FOLLOWING COMPLETION OF THE TENDER OFFER, BENFIELD GREIG GROUP PLC WILL ACQUIRE ANY REMAINING PUBLICLY HELD SHARES OF E.W. BLANCH AT THE OFFER PRICE OF USD 13.50 THROUGH A MERGER TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY BENFIELD GREIG GROUP PLC AND E.W. BLANCH HOLDINGS, INC. AT THE SEC'S WEBSITE AT www.SEC.GOV.
                                                                 -----------
THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO BENFIELD GREIG GROUP PLC.

SOURCE: E.W. Blanch Holdings, Inc.

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